TORII LABS, LLC.

FINANCIAL STATEMENTS (UNAUDITED)

YEARS ENDED DECEMBER 31, 2017 AND 2016



SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

TORII LABS, LLC.

YEARS ENDED DECEMBER 31, 2017 AND 2016

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

TO MEMBERS
TORII LABS, LLC.

We have reviewed the accompanying financial statements of Torii Labs, LLC., which comprise the balance sheets as of December 31, 2017, and 2016 and the related statements of operations, changes in members' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
December 11, 2018

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

TORII LABS, LLC.

BALANCE SHEETS

DECEMBER 31, 2017 AND 2016

ASSETS

	2017	2016
CURRENT ASSETS		
Cash and cash equivalents	$ 22,397	$ 77,683
Accounts receivable	1,110	9,453
Inventory	27,179	47,702
	50,686	134,838
FIXED ASSETS		
Computer equipment	4,170	4,170
Software	33,322	3,000
Less accumulated depreciation and amortization	(7,388)	(417)
	30,104	6,753
MEMBER LOAN RECEIVABLE	141,500	131,500
	$ 222,290	$ 273,091

LIABILITIES

	2017	2016
CURRENT LIABILITIES		
Credit cards payable	$ 12,145	$ 7,348
Deferred revenue	8,428	3,409
	20,573	10,757
CONVERTIBLE NOTES PAYABLE	-	390,000
	20,573	400,757

MEMBERS' EQUITY (DEFICIT)

	2017	2016
CLASS A COMMON	100,000	100,000
CLASS A PREFERRED	1,356,865	600,552
CLASS B PREFERRED	183,284	-
SUBSCRIPTION RECEIVABLE	(120,762)	-
MEMBERS' DEFICIT	(1,317,670)	(828,218)
	201,717	(127,666)
	$ 222,290	$ 273,091

See the accompanying Independent Accountants' Review Report and notes.

TORII LABS, LLC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
PRODUCT SALES	$ 97,169	$ 35,622
COST OF GOODS SOLD	49,828	16,857
GROSS PROFIT	47,341	18,765
OPERATING EXPENSES		
Dues and subscriptions	8,640	11,173
Fulfillment and warehousing	34,885	36,162
Independent contractors	119,222	84,132
Insurance	5,920	3,837
Marketing	164,589	132,977
Other operating expenses	49,841	65,224
Payroll	77,274	-
Professional services and fees	34,800	47,547
Research and development	-	87,132
Shipping and delivery	5,739	11,052
Travel	16,091	17,388
Website	295	150
	517,294	496,774
LOSS FROM OPERATIONS	(469,953)	(478,009)
OTHER INCOME (EXPENSE)		
Interest expense	(19,500)	-
Interest income	1	21
	(19,499)	21
NET LOSS	$ (489,452)	$ (477,988)

See the accompanying Independent Accountants' Review Report and notes.

TORII LABS, LLC.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2017 AND 2016

	CLASS A COMMON	CLASS A PREFERRED	CLASS B PREFERRED	SUBSCRIPTION RECEIVABLE	MEMBERS' DEFICIT	TOTAL
BALANCE AT JANUARY 1, 2016	$ 100,000	$ 267,765	$ -	$ -	$ (350,230)	$ 17,535
NET LOSS	-	-	-	-	(477,988)	(477,988)
ISSUANCE OF UNITS	-	310,940	-	-	-	310,940
EQUITY IN LIEU OF COMPENSATION	-	21,847	-	-	-	21,847
BALANCE AT DECEMBER 31, 2016	100,000	600,552	-	-	(828,218)	(127,666)
NET LOSS	-	-	-	-	(489,452)	(489,452)
ISSUANCE OF UNITS	-	85,198	183,284	(120,762)	-	147,720
EQUITY IN LIEU OF COMPENSATION	-	11,615	-	-	-	11,615
CONVERSION OF DEBT TO EQUITY	-	659,500	-	-	-	659,500
BALANCE AT DECEMBER 31, 2017	$ 100,000	$ 1,356,865	$ 183,284	$ (120,762)	$ (1,317,670)	$ 201,717

See the accompanying Independent Accountants' Review Report and notes.

TORII LABS, LLC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (489,452)	$ (477,988)
Adjustments to reconcile net loss to net cash used in operating activities:		
Add back:		
Depreciation	6,971	417
Converted accrued interest	19,500	-
Equity in lieu of compensation	11,615	21,847
Cash provided by (used in) changes in the following items:		
(Increase) decrease in accounts receivable	8,343	(9,453)
(Increase) decrease in inventory	20,523	(47,702)
Increase (decrease) in credit cards payable	4,797	(2,806)
Increase in deferred revenue	5,019	3,409
Net cash used in operating activities	(412,684)	(512,276)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of property, plant, and equipment	(30,322)	(7,170)
Increase in member loan receivable	(10,000)	(131,500)
Net cash used in investing activities	(40,322)	(138,670)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of units	147,720	310,940
Increase in convertible notes payable	250,000	390,000
Net cash provided by financing activities	397,720	700,940
NET INCREASE (DECREASE) IN CASH	(55,286)	49,994
CASH - BEGINNING OF YEAR	77,683	27,689
CASH - END OF YEAR	$ 22,397	$ 77,683

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

NON-CASH FINANCING ACTIVITY

During the year ended December 31, 2017, $640,000 of convertible notes payable were converted into Class A Preferred units of the Company through a restructuring.

During the year ended December 31, 2017, Class B Preferred units were issued and a subscription receivable was recorded for $120,762.

See the accompanying Independent Accountants' Review Report and notes.

TORII LABS, LLC.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Business</u>

Torii Labs LLC (the Company) was formed in June of 2013. The Company's goal is to help consumers find natural herbal supplement solutions to help them perform and feel their best without eroding their long term health and vitality.

<u>Basis of Presentation</u>

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

<u>Revenue Recognition</u>

The Company recognizes revenue from sales upon arrival at the customer destination and when there are no unfulfilled obligations that affect the customer's final acceptance of the arrangement. Related sales tax collected from customers is remitted to the appropriate state and is not included in sales.

<u>Marketing</u>

The Company has marketed their business concept utilizing various forms of media. The Company expenses marketing costs as incurred. Marketing expenses were $164,589 and $132,977 respectively, for the years ended December 31, 2017 and 2016.

<u>Inventory</u>

Inventory consists of nutritional supplements which are stated at the lower of cost or net realizable value using the first-in, first-out (FIFO) method.

<u>Property and Equipment</u>

Depreciation is provided by use of the straight-line method. Computer equipment and software have estimated useful lives of 5 and 3 years, respectively.

See the accompanying Independent Accountants' Review Report.

TORII LABS, LLC.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Membership Unit Based Compensation

The Company issued units of the Company in lieu of compensation during the years ended December 31, 2016 and 2015. The Company accounts for all transactions under which individuals receive such units in accordance with GAAP. GAAP requires the fair value measurement of all unit-based payments to contractors and recognition of these expenses in the statement of operations over the vesting period. The Company values the units based on the most recent unit offering price and recognizes this value as an expense over the period in which the issued units vest.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has elected to file as a C corporation and files income tax and/or information returns in the U.S. Federal jurisdiction and various local jurisdictions.

Subsequent Events

Management has evaluated events through December 11, 2018, the date these financial statements were available to be issued. Other than the matters noted in Note 4, there were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. CONVERTIBLE NOTES PAYABLE

During the years ended December 31, 2017 and 2016, the Company issued $250,000 and $390,000, respectively, of convertible notes payable (the Notes). The Notes bore interest at a rate of 5% per annum and matured 24 months from the issue dates. During the year ended December 31, 2017, the Notes plus all accrued and unpaid interest through the date of conversion were converted into Class A Preferred units at a conversion price defined in the convertible promissory note as a result of a company restructuring.

See the accompanying Independent Accountants' Review Report.

TORII LABS, LLC.

NOTES TO THE FINANCIAL STATEMENTS

3. MEMBERS' EQUITY

Member Units

Effective in October 2018, the Company has classes of member units including Class A Common units; Class A Preferred units; Class B Preferred units and Class C Preferred units. Pursuant to the Company's amended Limited Liability Company Agreement, all units have equal voting rights.

Any liquidating distributions paid will first be paid pro rata to the holders of the Class C Preferred units until those investors receive the return of their original consideration. Any remaining consideration will continue to be paid out in the same method to pay the Class B Preferred units, Class A Preferred units and Class A Common units in turn. Finally, the balance of any proceeds remaining will be distributed pro rata to all unit holders as a single class.

Subsequent to December 31, 2017, the Company issued additional Class B Preferred units for consideration of $16,600 and initial Class C Preferred units for consideration of $235,838.

Compensation Units

During the years ended December 31, 2016 and 2015, the Company issued 36,071 and 14,428 of Class A Preferred units, respectively, to certain contractors for advisory services in lieu of compensation. The units vest over a four year period from the issuance date as services are provided and stop vesting if the contract is terminated. Each advisory contract is for a one year period with an additional one year automatic renewal and an option for further extension on mutual agreement of both parties. In addition, 14,428 Class A Preferred units were issued in 2016 and vested immediately. Advisory expense of $11,615 and $21,847, respectively, was recognized during the years ended December 31, 2017 and 2016 for the related vesting of the issued units. As of December 31, 2017, 39,377 units are vested and 25,550 are expected to vest through 2020. The remaining unrecognized advisory expense associated with unvested compensation units as of December 31, 2017 is $23,506, which will be recognized through 2020. The weighted average issuance price for all unvested compensation units is $.92. As of December 31, 2017, the unvested compensation units had a weighted average remaining life of approximately two years.

See the accompanying Independent Accountants' Review Report.

TORII LABS, LLC.

NOTES TO THE FINANCIAL STATEMENTS

4. INCOME TAXES

The deferred tax assets of the Company include the following components for the years ended December 31, 2017 and 2016:

Deferred tax asset:

	2017	2016
Depreciation and amortization	$ (11,900)	$ (2,100)
Startup costs	118,900	125,100
Net operating loss carryforwards	336,800	164,700
Other	10,900	1,400
	454,700	289,100
Valuation allowance for deferred tax asset	(454,700)	(289,100)
	$ -	$ -

At December 31, 2017, the Company has Federal net operating loss carryforwards of approximately $960,000, which will start to expire in 2036. A valuation allowance of $465,800 and $290,300 at December 31, 2017 and 2016 has been recognized to offset the deferred tax asset due to the uncertainty of realizing the benefit of the future tax amortization and loss carryforwards. Due to the recorded valuation allowance, the Company's effective tax rate differs from what would be expected if the Federal statutory rate was applied to income or loss before taxes.

5. RECENT ACCOUNTING PRONOUNCEMENTS

Management is currently assessing recently issued accounting pronouncements and does not expect them to have a significant impact on the Company's financial statements.

See the accompanying Independent Accountants' Review Report.